O’Melveny & Myers LLP Times Square Tower 7 Times Square New York, New York 10036	T: +1 212 326 2000 F: +1 213 326 2061 omm.com	File Number: 0507930-00003

January 21, 2022	Portia Ku D: +1 212 326 2168
CONFIDENTIAL VIA EDGAR	pku@omm.com

Ms. Jessica Ansart

Ms. Christine Westbrook

Office of Life Sciences

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:        BELITE BIO, INC.
Draft Registration Statement on Form F-1
Submitted December 1, 2021
CIK No. 0001889109

Dear Ms. Ansart and Ms. Westbrook:

On behalf of our client, Belite Bio, Inc, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we hereby submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated December 30, 2021, regarding the above-referenced Draft Registration Statement on Form F-1, as confidentially submitted via EDGAR to the Commission on December 1, 2021 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is confidentially submitting its revised registration statement on Form F-1 (the “Revised Registration Statement”) and certain exhibits via EDGAR to the Commission for review.

To facilitate the Staff’s review, we have separately delivered to the Staff today [five] courtesy copies of the Revised Registration Statement, marked to show changes to the Draft Registration Statement, and [two] copies of the submitted exhibits.

For the Staff’s convenience, we have reproduced below the comments from the Staff in bold italics, in each case followed by the Company’s corresponding response. Where applicable, we have included references to pages in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used in this letter and not otherwise defined herein have the meanings ascribed to them in the Revised Registration Statement.

Austin • Century City • Dallas • Los Angeles • Newport Beach • New York • San Francisco • Silicon Valley • Washington, DC

Beijing • Brussels • Hong Kong • London • Seoul • Shanghai • Singapore • Tokyo

Cover Page

1.	Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries, including by your Chinese subsidiary.

Response:

The Company respectfully advises the Staff that it has added the requested language on the prospectus cover page of the Revised Registration Statement.

The Company further advises the Staff that the Company established its Chinese subsidiary in August 2021 and has not commenced any operation in China as of the date hereof.

2.	Provide prominent disclosure about the legal and operational risks associated with the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your ADSs or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response:

The Company respectfully advises the Staff that it is not a PRC company and currently it has no operation in China. Despite the Company having a PRC subsidiary, it is not expected to commence any operation in China in the foreseeable future after its listing.

In addition, although the Company has been in discussion with the NMPA (the equivalent of U.S. FDA in China) on how the Company shall submit an application for its product candidate to conduct phase 3 clinical trials in China (which is required to use the PRC subsidiary of the Company as the applicant under current NMPA regulations), there is no indication as to whether the NMPA would approve such proposed application or when such NMPA approval could be obtained. As of the date hereof, the Company has not yet submitted any relevant application to the NMPA.

The Company further advises the Staff that, even if the NMPA approves the proposed clinical trial in China, which forms part of the Company’s planned global phase 3 clinical trial for its product candidate, the China portion of the global phase 3 clinical trial is not the priority and would only be commenced after the phase 3 clinical trials in other major jurisdictions (such as the U.S. or Europe) are commenced. As a result, the Company does not expect the China portion of its global phase 3 clinical trial, if approved by the NMPA, to commence before the end of 2022. Furthermore, it is expected that all clinical trials in China relating to the Company’s product candidate will be conducted through qualified contract research organizations (CROs), and therefore the Company does not expect to have substantive operations in China even after relevant clinical trials are approved and commenced.

Given that the Company does not have any operation in China as of the date hereof, the Company believes that it is not subject to the Cybersecurity Law, Data Security Law and Personal Information Protection Law and the consultation drafts for a series of data security-related regulations such as the Administrative Measures for Data Security (Draft for Comment), the Measures for Security Assessment of Cross-border Data Transfer (Draft for Comment), and Regulations on Network Data Security Management (Draft for Comment) recently promulgated by the PRC government. In addition, pursuant to the Measures for Cybersecurity Review (the “Measures”) promulgated by the PRC government on January 4, 2022, which will become effective on February 15, 2022, online platform operators listing in a foreign country with more than one million users’ personal data must apply for a cybersecurity review with the Cybersecurity Review Office of the PRC. As advised by the Company’s PRC legal advisor, (i) the Company does not fall under the definition of a “online platform operator” under the Measures and (ii) the cross-border data regulated by the Measures mainly refer to important personal data and information exceeding certain volume (i.e., more than one million users).

Based on the above, even if the Company elects to conduct clinical trials for its product candidates in China in the future after the NMPA approval is obtained, it believes the data collected from potential future clinical trials would not exceed the volume threshold set by the Measures. Therefore, although there are still great uncertainties in relevant laws and regulations promulgated by the PRC government, the Company believes that such PRC data security-related laws and regulations would not have a material adverse impact on its current and future operations.

The Company further advises the Staff that it does not have any variable interest entity, and has added the requested language relating to the PCAOB and the Holding Foreign Companies Accountable Act and related regulations compliance on the prospectus cover page of the Revised Registration Statement.

3.	Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. For example, disclose, if true, that your subsidiaries conduct operations in China and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.

Response:

The Company respectfully advises the Staff that it has added the requested language on the prospectus cover page of the Revised Registration Statement.

4.	Provide a description of how cash is transferred through your organization. State whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, or to investors, and quantify the amounts where applicable.

Response:

The Company respectfully advises the Staff that the Company is still developing its drug candidates and have not yet generated any revenue. Thus, its operations have been funded primarily through the private placement transactions conducted by the Company to support its R&D activities. In addition, the Company currently intends to retain most of its available funds and any future earnings to fund the development and growth of its business, and has not paid any cash dividend or made any other distributions to its shareholders, nor has it received any dividend paid by its subsidiaries.

The Company further advises the Staff that it has added the requested language on the prospectus cover page of the Revised Registration Statement.

5.	We note your disclosure on page 80 that you are a controlled company under the Nasdaq Stock Market Rules. If you intend to qualify as a controlled company after the offering, please provide related disclosure on the cover page.

Response:

The Company respectfully advises the Staff that it has added the requested language on the prospectus cover page of the Revised Registration Statement.

Overview, page 1

6.	We note your disclosure here that your lead product candidate, LBS-008, was developed from your RBP4 platform technology. Please expand your disclosure in the prospectus summary as well as in the business section to describe the key aspects of this platform technology and how it is used to develop your product candidates.

Response:

The Company respectfully advises the Staff that it has revised the relevant description in the prospectus summary as well as on page 111 of the Revised Registration Statement.

7.	We note your disclosure here and in the business section in which you make statements related to potential safety and efficacy, which are premature given the stage of development of the company’s product candidates. For example:

•	LBS-008 is a treatment “that can reduce and maintain the delivery of vitamin A (retinol) to the eye in a safe and effective manner”;
•	LBS-008 has demonstrated its “safety, potency and consistency that we believe is clinically meaningful to treat STGD1 patients”;
•	LBS-008 can “achieve mean RBP4 level reduction of > 70% without observing any significant side-effects”;
•	LBS-008 is “expected to have a positive treatment effect in a significant portion of this population of dry AMD patients”;
•	LBS-008 has a “proven mechanism of action”;
•	LBS-008 treatment “is effective to reduce serum RBP4 by > 70%”; and
•	All dose levels of LBS-008 in the Phase 1 Clinical Trial in Dry AMD “were determined to be safe and well tolerated.”

Conclusions regarding efficacy and safety are determinations that only the FDA or a foreign government equivalent has the authority to make. Please revise your disclosure throughout your document, including but not limited to the statements noted above, to eliminate the implication that your product candidates have been or will ultimately be determined safe and/or effective or have demonstrated safety and/or efficacy for purposes of approval by the FDA or comparable agency. Alternatively, we advise you that you may present the objective data from pre-clinical and clinical trials without drawing a conclusion from the results. For example, you may note that a candidate was well tolerated, the absence of serious adverse events or the number of trial participants who met the identified trial endpoints.

Response:

The Company respectfully advises the Staff that it has revised the relevant descriptions in the prospectus summary as well as on pages 111, 113, 116 and 117 of the Revised Registration Statement.

Prospectus Summary, page 1

8.	Disclose in your prospectus summary each permission that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the ADSs to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve of you or your subsidiaries’ operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response:

The Company respectfully advises the Staff that, as advised by the Company’s PRC legal advisor, since its main business operation is not located in PRC and its PRC subsidiary will not deal with important data or significant amounts of personal information, no permission from the China Securities Regulatory Commission (“CSRC”) or Cyberspace Administration of China (“CAC”) is required to approve the Company’s PRC subsidiary’s operations even if the Company elects to commence operations in China in the future. In addition, if the Company elects to conduct clinical trials in China once NMPA approvals are obtained, all clinical studies (if approved) will be conducted through CROs in China with suitable qualifications, licenses and permits.

9.	Provide a clear description of how cash is transferred through your organization in your prospectus summary. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company, which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.

Response:

The Company respectfully advises the Staff that its drug candidates are still in clinical trial stages and do not expect to generate revenue in the near term based on the current development plan. In addition, in the event the Company enters into a license or collaboration agreement with a business partner and receives upfront or milestone payment as revenues, given the core intellectual property of the Company’s drug candidates is held by Belite Bio, Inc, it is expected such revenues will be generated by the Company directly, instead of the subsidiaries. As a result, the Company does not foresee a need for its subsidiaries to pay dividend or other distribution to the Company, and the Company could distribute dividends to its investors directly without restrictions and limitations. On the other hand, in the event that the Company opts to commercialize a drug product through its operating subsidiary in the U.S. or in Australia, the profits generated by such subsidiaries are expected to be used to fund local operations. As a result, the Company does not expect to receive a significant amount of dividends to be distributed from its operating subsidiaries.

The Company further advises the Staff that it has added the requested language on the prospectus cover page of the Revised Registration Statement.

10.	Your summary should provide a balanced and factual presentation of your business. Please balance your disclosure with reference to competition from product candidates in development to treat the same indications as LBS-008, as referenced on pages 24 and 127. Additionally, please expand your disclosure on page 2 to disclose the portion of proceeds from any sale of a priority review voucher you are obligated to pay to Columbia University under your license agreement, as referenced on page 126. Please make corresponding revisions to your disclosure concerning the license agreement in the business section.

Response:

The Company respectfully advises the Staff that it has added certain of the requested language on pages 2 and 112 of the Revised Registration Statement. With respect to the exact percentage of proceeds from a sale of a priority review voucher that would be due to Columbia University, the Company respectfully submits to the Staff that it considers such information to be commercially sensitive and therefore would be inappropriate to disclose.

Our Strategies, page 5

11.	We note your reference to “rapidly” advancing the development of LBS-008 through clinical trials and regulatory approval. Please revise this statement here and throughout your prospectus to remove any implication that you will be successful in developing and receiving approval for your product candidate in a rapid or accelerated manner.

Response:

The Company respectfully advises the Staff that it has removed the “rapidly” reference throughout the Revised Registration Statement.

Our Strengths, page 5

12.	Your statement that two of your strengths include a “first-in-class oral therapy” and a “proven mechanism of action” implies the likelihood of regulatory approval and comparisons to other product candidates. Please remove the “first-in-class” and “proven” references here and throughout the prospectus as appropriate as the statements are speculative in light of the regulatory status of the product candidates you are currently pursuing.

Response:

The Company respectfully advises the Staff that it has removed the “first-in-class” and “proven” references throughout the Revised Registration Statement.

Summary of Risk Factors, page 6

13.	In your summary of risk factors, disclose the risks that your corporate structure and the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ADSs. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Additionally, please organize your summary risk factors and your risk factor section so that risks related to doing business in China appear first.

Response:

The Company respectfully advises the Staff that the Company established its Chinese subsidiary in August 2021 and has not commenced operations as of the date hereof. Therefore, the Company respectively advises the Staff that it deems the China-related risks remote at this stage and should not disclose such risks in the summary of risk factors section. The Company has also updated the Revised Registration Statement to remove certain China-related risk factors that the Company deems as less material and remote given the Company has not yet commenced clinical trial in China.

14.	Please add a bullet point highlighting the risks associated with the concentration of ownership by your principal shareholder, as referenced on page 70.

Response:

The Company respectfully advises the Staff that it has added the requested language in the prospectus summary section of the Revised Registration Statement.

Implications of Being an Emerging Growth Company, page 7

15.	We note your disclosure that you have elected to take advantage of the benefits of the extended transition period for complying with new or revised accounting standards under Section 102(b)(1). Please also include risk factor disclosure explaining that the election allows for the delay of the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies and that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates with similar disclosure.

Response:

The Company respectfully advises the Staff that it has added the requested language in the risk factors section of the Revised Registration Statement on page 81.

16.	We note your disclosure here that “[you] have on occasion experienced, and will continue to experience, threats to [y]our data and systems.” To the extent you have been materially impacted by a cybersecurity breach, please include a description of the incident, costs, and other consequences. For additional guidance, please refer to CF Disclosure Guidance Topic No. 2 on Cybersecurity.

Response:

The Company respectfully advises the Staff that the historic cybersecurity breach was not material to the Company. For example, the Company has experienced several cybersecurity incidents resulting from employees accidentally responding to phishing emails. However, the Company’s firewall has detected the cyber-attacks and such attacks did not cause any material interruptions to the Company’s internal IT systems.

Failure to comply with existing or future laws and regulations related to privacy or data security could lead to government enforcement, page 57

17.	We note your disclosure here that makes reference to the Cyberspace Administration of China and its various rules and regulations with respect to data security. In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response:

The Company respectfully advises the Staff that it currently does not have any operation in China. In addition, as advised by its PRC legal advisor, in the event the Company elects to conduct clinical trials for its drug candidates or to commence operations in China, the Company’s PRC subsidiary does not deal with important data and is not a “online platform operator” under relevant PRC data security-related laws and regulations and it is expected not to have a material adverse impact on the Company’s future operations. Therefore, the Company has removed the relevant risk factor in the Revised Registration Statement.

Business disruptions could seriously harm our future revenue and financial condition.., page 58

18.	We note your disclosure that you have experienced delays in the enrollment of patients in your clinical trials due to COVID-19. Please revise to provide additional detail concerning the impact of COVID-19 on your clinical trial enrollment and risks to your development plans highlighted on page 5.

Response:

The Company respectfully advises the Staff that it has added the requested language in the risk factors section of the Revised Registration Statement on page 59.

Risks Related to Doing Business in China, page 64

19.	We note from the audit opinion that you have a U.S. based auditor that is registered with the PCAOB and subject to PCAOB inspection. Please disclose any material risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely your auditor because of a position taken by an authority in a foreign jurisdiction. For example, disclose the risk that lack of inspection could cause trading in your securities to be prohibited under the Holding Foreign Companies Accountable Act and as a result an exchange may determine to delist your securities.

Response:

The Company respectfully advises the Staff that it has added the requested language in the risk factors section of the Revised Registration Statement on page 68.

20.	Please expand your risk factors to disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

Response:

The Company respectfully advises the Staff that it has added the requested language in the risk factors section of the Revised Registration Statement on page 68.

21.	We note your disclosure in a risk factor on page 57 concerning risks related to your compliance with data security laws that makes reference to the Cyberspace Administration of China and its various rules and regulations. In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response:

The Company respectfully advises the Staff that it currently does not have any operation in China. In addition, as advised by its PRC legal advisor, in the event the Company elects to conduct clinical trials for its drug candidates or to commence operations in China, the Company is not a “online platform operator” under relevant PRC data security-related laws and regulations and it is expected not to have a material adverse impact on the Company’s future operations. Therefore, the Company has removed the relevant risk factor in the Revised Registration Statement.

Use of Proceeds, page 84

22.	Please revise this section to provide more specific detail regarding the use of the funds to be allocated to the clinical development of LBS-008 for the treatment of STGD1 and for dry AMD, respectively, including reference to how far into the development processes the proceeds will enable you to reach, as applicable.

Response:

The Company respectfully advises the Staff that it has added the requested language in the use of proceeds section of the Revised Registration Statement on page 85.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 100

23.	We note that you did not provide a discussion of your results of operations for the year ended December 31, 2020. Please revise your filing to discuss the significant components of your operating expenses for the year ended December 31, 2020. Refer to Item 5 of Form 20-F.

Response:

The Company respectfully advises the Staff that it has added the requested discussion on page 102 of the Revised Registration Statement.

Critical Accounting Policies and Estimates

Share-Based Compensation, page 107

24.	Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

Response:

The Company respectfully advises the Staff that it will provide the requested information as soon as they become available.

Business

Clinical Development, page 120

25.	To the extent not disclosed, please revise your discussion of the preclinical and clinical trials for each of your product candidates conducted to date to specify the primary and secondary endpoints of the different trials, the results as they relate to the endpoints and any statistical analysis that was done. Also add an explanation of how statistical significance relates to the approval process of the FDA and other regulators.

Response:

The Company respectfully advises the Staff that it has revised its disclosure in the Clinical Development sub-section of the Business section to include the requested information.

Patents, page 124

26.	Please revise to disclose for each material patent and patent application the specific products to which such patents or patent applications relate, whether the patents are owned or licensed, the type of patent protection, the expiration dates, and applicable material jurisdictions, including any foreign jurisdiction. Consider disclosure in tabular format by patent family or otherwise in addition to the narrative provided. We also note your disclosure on page 40 that “[y]our licensed and co-owned patents and pending patent applications have been generated through the use of U.S. government funding,” which could subject you to “march-in rights.” Please identify here any patents or pending patent applications that are or would be subject to march-in rights.

Response:

The Company respectfully advises the Staff that it has included additional disclosure of the requested items in tabular format on pages 130-132 of the Revised Registration Statement. However, the Company would like to clarify that its product candidates and patents do not correspond on a one-to-one basis – i.e., each patent and/or patent application does not relate to only one product candidate and therefore cannot be identified as such.

Patent License Agreement with The Trustees of Columbia University in the City of New York, page 125

27.	We note your disclosure on page 135 outlining your license agreement with The Trustees of Columbia University. Please expand your disclosure to describe all material terms of the agreement including:

•	quantification of the upfront license issue fee previously paid;
•	quantification of the minimum annual royalty; and
•	with respect to the royalty term, when the last-to-expire patent is anticipated to expire.

Response:

The Company respectfully advises the Staff that it has expanded its disclosure on page 132 of the Revised Registration Statement to include the above material terms.

Facilities, page 127

28.	We note your disclosure in a risk factor on page 54 that you have facilities in California, Australia, Taiwan and China, however, here you only provide information for facilities in California, Taiwan and China. Please clarify whether you also have facilities in Australia and revise your disclosure to reflect information concerning any such facility.

Response:

The Company respectfully advises the Staff that it has revised its disclosure on page 55 of the Revised Registration Statement to remove reference to Australia.

Management

Share Incentive Plans, page 166

29.	We note your disclosure here describing your 2020 Share Incentive Plan as well as your 2021 Performance Incentive Plan, which you plan to adopt in connection with this offering. Additionally, we note you intend to file as Exhibit 10.1 the Belite Bio, Inc. Amended and Restated Share Option Plan. Please clarify whether this exhibit relates to the 2020 Share Incentive Plan or to the 2021 Performance Incentive Plan. Furthermore, please ensure that both incentive plans are filed as exhibits or advise us why such agreement is not required to be filed. Refer to Item 601(b)(10) of Regulation S-K.

Response:

The Company respectfully advises the Staff that Exhibit 10.1 (Belite Bio, Inc Amended and Restated Share Incentive Plan) refers to the 2020 Share Incentive Plan, and that it will also file the 2022 Performance Incentive Plan (previously, the 2021 Performance Incentive Plan) as an exhibit. The Company has revised the exhibit index in the Revised Registration Statement accordingly.

Principal Shareholders, page 168

30.	Please revise the information here regarding options to include the exercise price and the purchase price, if any, of the options. Refer to Item 6.E. of Form 20-F.

Response:

The Company respectfully advises the Staff that it has added the exercise price on page 170 of the Revised Registration Statement.

Related Party Transactions

2021 LBS-008 R&D Services Agreement, page 172

31.	We note your disclosure here describing the terms of your current R&D services agreement with your ultimate controlling shareholder, Lin Bioscience, Inc. Please file this agreement as an exhibit or advise us why this agreement is not required to be filed. Refer to Item 601(b)(10) of Regulation S-K.

Response:

The Company respectfully advises the Staff that it has filed the LBS-008 Research and Development Services Agreement by and between Belite Bio, Inc and Lin BioScience, Inc. dated July 1, 2021 as an exhibit and it has revised the exhibit index in the Revised Registration Statement accordingly.

Description of Share Capital

Exclusive Forum, page 179

32.	We note your disclosure that indicates that the deposit agreement provides that the U.S. District Court for the Southern District of New York shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act and the Exchange Act. Please include a risk factor that highlights the risks associated with this provision and other impacts on shareholders, which may include increased costs to bring a claim and that these provisions may discourage claims or limit shareholders’ ability to bring a claim in a judicial forum that they find favorable. We note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Address in your risk factor disclosure that there is uncertainty as to whether a court would enforce such provision.

Response:

The Company respectfully advises the Staff that it has added the requested disclosure on page 78 of the Revised Registration Statement.

General

33.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

The Company respectfully advises the Staff that it will provide copies of any such written communications as soon as they become available.

*                                                                              *                                                                              *

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (212) 326-2168 or pku@omm.com with any questions or comments regarding this letter and/or the Revised Registration Statement.

Sincerely,

/s/ Portia Ku

Portia Ku of O’Melveny & Myers LLP

cc:

Yu-Hsin Lin, Chief Executive Officer and Chairman, Belite Bio, Inc

Hao-Yuan Chuang, Chief Financial Officer, Belite Bio, Inc

Vincent Lin, O’Melveny & Myers LLP

John J. Hart, Ellenoff Grossman & Schole LLP

Joy Pan, Friedman LLP